CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602




July 29, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Robert F. Telewicz, Jr.

Re:   Consolidated Capital Institutional Properties/2
      Item 4.02 Form 8-K filed May 26, 2005
      File No. 000-11723

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to Consolidated Capital Institutional Properties/2, a California limited partnership (the "Partnership"), in a letter dated July 22, 2005, which was sent in response to the Partnership's June 21, 2005 response to the Staff's comment letter dated June 14, 2005. The
Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter dated July 22, 2005.

                        *     *     *     *     *

Form 8-K

   1. Comment: We have considered your response to our prior comment 2 and the related revisions to your Item 9 disclosures in your amended 10-K. Please revise your disclosures to state whether your disclosure controls and procedures were effective or ineffective as of period end. If you conclude that your disclosure controls are ineffective, include in your disclosure a discussion explaining why your disclosure controls and procedures were ineffective and how you intend to strengthen your controls in the future.

      Response: In connection with the restatement, the Partnership's management reevaluated the effectiveness of the Partnership's disclosure controls and procedures and found them to be ineffective as of December 31, 2004 and March 31, 2005 with respect to transactions involving the recording of investments and the related recording of equity in earnings.

     The Partnership will revise its disclosure in Item 8A.(a) (as it appeared in the 2004 amended Form 10-KSB) by amending the second sentence to state:
     "Based on such evaluation, the principal executive officer and principal financial officer of the General Partner, who are the equivalent of the Partnership's principal executive officer and principal financial officer, respectively, have concluded that, as of the end of such period, the
     Partnership's disclosure controls were not effective due to the Partnership's failure to properly record the Partnership's investment in an affiliated partnership and incorrectly recognizing equity in gains on sale of investment properties in the affiliated partnership in 2003 and 2004. The Partnership's management believes that, as of the date of this filing, the Partnership's ineffective disclosure controls have been fully remediated.


                        *     *     *     *     *

As requested by the Staff in its letter dated June 14, 2005, the Partnership again acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ Martha L. Long
                                    Martha L. Long
                                    Senior Vice President
                                    ConCap   Equities,   Inc.,   the   general
                                    partner    of     Consolidated     Capital
                                    Institutional Properties